EXHIBIT 15.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Renren Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-177366, No. 333-209734 and No. 333-227886) on Form S-8 of Renren Inc. of our report dated July 7, 2020, with respect to the consolidated balance sheet of Renren Inc. as of December 31, 2019, the related consolidated statements of operations, comprehensive (loss) income, changes in equity, and cash flows for the year then ended, and the related notes and financial statement schedule I (collectively, the consolidated financial statements), which report appears in the December 31, 2019 annual report on Form 20-F of Renren Inc..

Our audit report dated July 7, 2020 contains an explanatory paragraph that states that the Company has incurred a loss from operations and negative cashflows from operating activities, has net current liabilities and an accumulated deficit, and has defaulted on loans that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report dated July 7, 2020 also contains an explanatory paragraph referring to a change in the Company’s method of accounting for leases as of January 1, 2019 due to the adoption of Accounting Standards Codification Topic 842, Leases (“ASC 842”).

/s/ KPMG Huazhen LLP

Beijing, China
July 7, 2020